UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2022

SOLUTIONS VENDING INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11184

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

997 N Fourth Street Columbus, OH. 43201 (Address of principal executive offices)	20009 (Zip Code)

305-967-4765

Registrant’s telephone number, including area code

46-1090667

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Solutions Vending International,” “we,” or “the company” refers to Solutions Vending International, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2022 (the “2022 Interim Period”), and the six-month period ended June 30, 2021 (the “2021 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Introduction

We have developed a proprietary kiosk and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion and engagement. In addition to selling our kiosks to brands and retailors and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines. Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

We also plan to leverage third party blockchain technology that will allow for the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks.

Results of Operations

Net Revenue

For the 2022 Interim Period, our net revenue was $31,650 compared to $40,042 for the 2021 Interim Period. Our revenue in 2022 primarily consisted of hardware and software sales on our leased machines. Gross profit in 2022 was $15,107. There was no cost of revenue recorded in the 2021 Interim Period.

Operating Expenses

For the 2022 Interim Period, our operating expenses were $1,067,380, consisting of $182,910 for research and development expenses, $170,021 for sales and marketing expenses, and $714,449 for general and administrative expenses. For the 2021 Interim Period, our operating expenses were $808,707, consisting of $214,297 for research and development expenses, $163,795 for sales and marketing expenses, and $430,615 for general and administrative expenses. The increases in our operating expenses during the 2021 Interim Period primarily resulted from increased headcount, contractors and sales and marketing efforts as we increased operations in all areas.

Loss from Operations

For the 2022 Interim Period we had an operating loss of $1,052,273, compared to an operating loss of $$768,665 for the 2021 Interim Period.

Other Income/Expenses

For the 2022 Interim Period our total other income (expense) was $59,599, compared to other income of $ ($2,250) for the 2021 Interim Period.

Net Loss

For the 2022 Interim Period we had a net loss of $992,674 compared to a net loss of $770,915 for the 2021 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $5,200,000 through various securities offerings, which we have used for operations, including, $1,070,000 from a Regulation CF campaign we conducted in 2019, $1,052,299 in a Regulation CF campaign we conducted in 2020, and $3,480,457 through April 29, 2022 for our 2020-2021 Regulation A+ financing. As of June 30, 2022 and December 31, 2021, we had $21,828 and 591,053 in cash, respectively.

As of June 30, 2022, we had total liabilities in the amount of $780,816, consisting of $135,947 in accounts payables, $158,253 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $123,200. We, however, recorded $293,417 in deferred revenue as of June 30, 2022 related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities. As of December 31, 2021, our total liabilities were $522,431, consisting of $22,850 in accounts payables, $151,614 in accrued expenses and other current liabilities, $244,767 in deferred revenue and $103,200 in debt. As of December 31, 2020, we had total liabilities in the amount of $424,123, consisting of $120,627 in accounts payables, $70,993 in accrued expenses and other current liabilities, $60,000 in convertible notes payable and a loan payable of $73,200. We recorded $99,303 in deferred revenue during the 2020 Annual Period related to deposits we collected for orders that have not yet been delivered, which reduced our total liabilities.

As of September 28, 2022, excluding any future proceeds we may receive from our Regulation A+ offering, we had sufficient operating capital for approximately two months.

We will incur significant additional costs in finalizing the development of our kiosks and PopCom API, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

In 2022, the Company received proceeds of $60,000 pursuant to related party loans. The loans are unsecured, do not bear interest and are due on demand.

In 2021, upon the Company’s equity financing, the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock. In 2022, the Company received additional proceeds from convertible notes of $30,000. The balance outstanding as of June 30, 2022 and December 31, 2021 was $60,000 and $30,000, respectively.

We currently have a $25,000 revolving line of credit with Silicon Valley Bank, the balance of which is $20,000.

Plan of Operations

We are investing in the continued growth of our brand and are seeking to hit the following milestones:

·	Revenue-generating and fully operational with many vending machines in the market
·	Enterprise clients and launch of our PopShop Local program
·	A market leader for automated retail sales.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on September 28, 2022.

SOLUTIONS VENDING INTERNATIONAL, INC.

By	/s/ Dawn Dickson
	Title:	Chief Executive Officer/Principal Executive Officer

September 28, 2022

/s/ Dawn Dickson
Dawn Dickson, Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)

September 28, 2022

/s/ Dawn Dickson
Dawn Dickson, Director
September 28, 2022

SOLUTIONS VENDING INTERNATIONAL, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	Deccember 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$21,828	$591,053
Accounts receivable	26,595	20,022
Prepaid expenses and other current assets	8,628	13,736
Escrow receivable	-	123,182
Total current assets	57,051	747,993
Property and equipment, net	716,653	636,974
Intangible assets, net	97,637	118,560
Total assets	$871,343	$1,503,527

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$135,947	$22,850
Accrued expenses and other current liabilities	158,253	151,614
Deferred revenue	293,417	244,767
Loan payable	133,200	73,200
Convertible promissory notes payable, current	60,000	30,000
Total liabilities	780,816	522,431

Commitments and contingencies

Stockholders' equity (deficit):
Class A common stock, $0.0001 par value; 40,000,000 shares designated, 33,903,495 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	3,394	3,394
Class B common stock, $0.0001 par value; 20,000,000 shares designated, 20,000,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	2,000	2,000
Additional paid-in capital	6,435,618	6,333,514
Accumulated deficit	(6,350,486)	(5,357,812)
Total stockholders' equity (deficit)	90,526	981,097
Total liabilities and stockholders' equity (deficit)	$871,343	$1,503,527

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30
	2022	2021
Net revenue	31,650	40,042
Cost of net revenue	16,543	-
Gross profit	15,107	40,042

Operating expenses:
Research and development	182,910	214,297
Sales and marketing	170,021	163,795
General and administrative	714,449	430,615
Total operating expenses	1,067,380	808,707

Loss from operations	(1,052,273)	(768,665)

Other income (expense):
Interest expense	-	(2,250)
Other income	59,599	-
Total other income (expense), net	59,599	(2,250)

Provision for income taxes	-	-
Net loss	$(992,674)	$(770,915)

Weighted average common shares outstanding - basic and diluted	53,944,323	29,318,024
Net loss per common share - basic and diluted	$(0.02)	$(0.03)

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Class A		Class B		Additional			Total
	Common Stock		Common Stock		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2020	28,168,635	$2,817	20,000,000	$2,000	$3,788,573	$(184,280)	$(3,574,451)	$34,659
Issuance of common shares pursuant to Reg A offerings, net of issuance costs	3,071,647	307			919,704	184,280		1,104,291
Issuance of restricted common shares	612,585	61	-	-	83,772	-	-	83,833
Net loss	-	-	-	-	-	-	(770,915)	(770,915)
Balances at June 30, 2021	31,852,867	$3,185	20,000,000	$2,000	$4,792,049	$-	$(4,345,366)	$451,868

Balances at December 31, 2021	33,944,323	$3,394	20,000,000	$2,000	$6,333,514	$-	$(5,357,812)	$981,096
Stock-based compensation	-	-	-	-	102,104	-	-	102,104
Net loss	-	-	-	-	-	-	(992,674)	(992,674)
Balances at June 30, 2022	33,944,323	$3,394	20,000,000	$2,000	$6,435,618	$-	$(6,350,486)	$90,526

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(992,674)	$(770,915)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	102,104	83,834
Depreciation and amortization	33,166	-
Changes in operating assets and liabilities:
Accounts receivable	(6,573)	(84,463)
Prepaid expenses and other current assets	5,108	-
Accounts payable	113,097	(100,461)
Accrued expenses and other current liabilities	6,639	2,250
Deferred revenue	48,650	103,030
Net cash used in operating activities	(690,484)	(766,725)
Cash flows from investing activities:
Purchases of property and equipment	(91,923)	(227,524)
Net cash used in investing activities	(91,923)	(227,524)
Cash flows from financing activities:
Proceeds from loan payable	60,000	-
Proceeds from convertible promissory note	30,000	-
Escrow receivable	123,182	1,104,292
Net cash provided by financing activities	213,182	1,104,292
Net change in cash and cash equivalents	(569,225)	110,043
Cash and cash equivalents at beginning of period	591,053	299,782
Cash and cash equivalents at end of period	$21,828	$409,827

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Shoe Vending International, LLC (the “Company”) was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom (“Popcom”). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Columbus, Ohio.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $992,674 and $770,915 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $6,350,486. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2021, all of the Company’s cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2021, the Company had $323,394 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2022 or December 31, 2021, no allowance for doubtful account was determined to be necessary.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. The estimated useful life of vending machine assets are 5 years and the Company begins depreciation on each asset as they are placed into service. The Company’s equipment and furniture and fixtures are depreciated over an estimated useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense).

Intangible Assets, Net

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40 “Internal-Use Software”. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 “Property, Plant and Equipment”, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of June 30, 2022 and December 31, 2021, no impairment was recorded.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The Company adopted ASC 606 on January 1, 2019.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenues primarily from the sale and lease of its vending machine assets as well as Software-as-a-Service (“SaaS”) fees. For the sale of vending machine assets, revenue is generated from the sale of hardware and a SaaS subscription. Hardware revenue is recognized at a point in time when the vending machine is shipped to the customer and ready for use. SaaS subscription revenue is recognized over time on a monthly basis over the contract term. For leases of vending machine assets, revenue is generated from the lease of hardware and SaaS subscription through contracts that typically have a 12-month term. These arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

All hardware sales, SaaS fees and leases are generally due on receipt of invoice.

Deferred revenue represents amounts invoiced to customers, including initial deposits for hardware orders, for vending machines that have not yet been shipped to the customer and ready for active use. As such, the performance obligations have not been satisfied. Deferred revenue was $293,417 and $244,767 as of June 30, 2022 and December 31, 2021.

Cost of Net Revenue

Cost of revenue consists of direct hardware costs incurred during the assembly and deployment of vending machine assets that are directly sold to customers, as well as allocated labor for both hardware and software functions. Depreciation of the vending machine assets and amortization of software development costs are also included in cost of revenue. The Company includes outbound freight associated with shipping goods to customers as a component of cost of net revenues as the performance obligation is satisfied upon delivery, installation and customer acceptance.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2022 and 2021 amounted to approximately $53,000 and $97,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

	Six Months Ended
	June 30,
	2022	2021
Convertible promissory notes	119,049	59,524
Options	2,110,012	-
Total potentially dilutive shares	2,229,061	59,524

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30,	December 31,
	2022	2021
Vending machines and associated shipping costs	$741,270	$649,348
Shipping equipment	16,956	16,956
Furniture and fixtures	1,467	1,467
	759,693	667,771
Less: accumulated depreciation	(43,040)	(30,797)
	$716,653	$636,974

Depreciation expense was $12,243 for the six months ended June 30, 2022.

5.	INTANGIBLE ASSETS, NET

During the year ended December 31, 2021, the Company capitalized $125,534 in intangible assets, consisting of software development costs. As of June 30, 2022 and December 31, 202, intangible assets, net of accumulated amortization, was $97,637 and $118,560, respectively.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2022	2021
Accrued personnel costs	$102,313	$74,619
Accrued marketing expenses	36,623	36,623
Accrued professional and other administrative expenses	4,423	32,925
Accrued interest and penalties	14,894	7,447
Total potentially dilutive shares	$158,253	$151,614

7.	DEBT

Related Party Loans

In 2022, the Company received proceeds of $60,000 pursuant to related party loans. The loans are unsecured, do not bear interest and are due on demand.

Convertible Promissory Notes

In 2021, upon the Company’s equity financing (see Note 8), the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock. In 2022, the Company received additional proceeds from convertible notes of $30,000. The balance outstanding as of June 30, 2022 and December 31, 2021 was $60,000 and $30,000, respectively.

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCKHOLDERS’ EQUITY

Common Stock

As of June 30, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

Stock-Based Compensation

Stock-based compensation expense was $102,104 and $83,834 for the six months ended June 30, 2022 and 2021, respectively.

9.	RELATED PARTY TRANSACTIONS

Refer to Note 7 for loans received from the Company’s Chief Executive Officer.

10.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In 2021, the Company entered into a two-year lease agreement on office space, with initial monthly rent of $1,905. The lease expires in 2023. Rent expense of $23,337 in 2022.

Minimum base rental payments are $23,008 in 2022 and $$15,536 in 2023.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2021 and 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability could not be reasonably assured at that time. In April 2022, a settlement was reached and the Company was awarded $55,000 as payment in full of the Company’s claims against Wyzerr.

13.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 27, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.